UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M101

(CUSIP Number)

Choo Soo Shen Christina

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Copy to:

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 9, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,254,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,254,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,254,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.7%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 268,148,985 shares of Common Stock, which is the sum of the (a) 263,016,079 shares of Common Stock outstanding on October 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,254,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,254,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,254,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.7%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 268,148,985 shares of Common Stock, which is the sum of the (a) 263,016,079 shares of Common Stock outstanding on October 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,254,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,254,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,254,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.7%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 268,148,985 shares of Common Stock, which is the sum of the (a) 263,016,079 shares of Common Stock outstanding on October 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,254,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,254,624*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,254,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.7%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 268,148,985 shares of Common Stock, which is the sum of the (a) 263,016,079 shares of Common Stock outstanding on October 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

Note to Schedule 13D

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on December 19, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 26, 2015 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 28, 2015 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on July 30, 2015 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on September 23, 2015 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on October 19, 2015 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on September 1, 2016 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed on November 4, 2016 (“Amendment No. 8”) and Amendment No. 9 to the Original Schedule 13D filed on November 14, 2016 (“Amendment No. 9” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 10, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of December 14, 2016, Maxwell is the direct beneficial owner of 61,121,718 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and the 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

As of December 14, 2016, Maxwell is the direct beneficial owner and deemed beneficial owner of 66,254,624 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of December 14, 2016 (as set forth in the prior paragraph) by (ii) 268,148,985 shares of Common Stock, which is the sum of the (a) 263,016,079 shares of Common Stock outstanding on October 31, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 66,254,624 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 66,254,624 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 66,254,624 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) Maxwell made the following dispositions of shares of Common Stock since its Amendment No. 9 to the Original Schedule 13D filed on November 14, 2016:

Date	No. of shares of Common Stock disposed	Price per share
November 14, 2016	239,871	$0.8067
November 15, 2016	408,471	$0.8171
November 16, 2016	412,753	$0.8070
November 17, 2016	97,026	$0.8004
November 21, 2016	100	$0.8000
November 22, 2016	77,283	$0.8012
December 1, 2016	290,841	$0.8357
December 2, 2016	265,455	$0.8392
December 5, 2016	418,243	$0.8170
December 6, 2016	160,307	$0.8072
December 7, 2016	156,167	$0.8087
December 8, 2016	129,456	$0.8058
December 9, 2016	28,486	$0.8000
December 12, 2016	25,800	$0.8012
December 13, 2016	67,820	$0.8040
December 14, 2016	19,471	$0.8027

(d) Not applicable.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit	Description
1	Information regarding the Instruction C persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 15, 2016

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director